

January 5, 2015

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

> **Re: Yulong Eco-Materials Limited**
> **Registration Statement on Form S-1**
> **Filed December 19, 2014**
> **File No. 333-201170**

Dear Mr. Zhu:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 6

We depend on third parties to produce some of our products, page 8

1. You continue to characterize the use of third parties to produce some of your products as not materially affecting your cost of revenue and gross profit. The impact of these arrangements appears to be material to the cost of revenue in your bricks segment. For example, in the year ended June 30, 2013, 27.3% of your bricks were produced by third parties at what appears to be an approximately 20% discount to your own cost of producing bricks. Please revise here and throughout. Refer to comment 2 of our letter dated November 24, 2014.

If our consolidated affiliated entities were to incur net losses, Yulong WFOE's inability … page 12

2. We note your response to comment 4 of our letter dated November 24, 2014. Your revised disclosure remains unclear. It is apparent that profitable operations are required for any company to continue as a going concern. We are concerned about disclosure surrounding the risks surrounding the fact that Yulong WFOE must provide funds to your consolidated affiliated entities when contractually required to do so in light of the fact that Yulong WFOE does not maintain any funds to do. We further note that "replac[ing] Yulong Group with other operating … entities" would not discharge Yulong WFOE's contractual obligation to provide these funds. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Net Cash Provided by (Used in) Financing Activities, page 34

3. Please correct the first sentence in the fourth paragraph under this heading so that it refers to the three months ended September 30, 2013. Please also consider using a word other than "proceeds" to describe the funds that you discuss here, as many of the transactions that you describe involve the payment, rather than receipt, of funds.

Business, page 39

Contractual Arrangements, page 43

4. In the final bullet on page 45 you indicate that Yulong Concrete's business license is not currently in full force and effect, and that renewal is being applied for with the local branch of the SAIC. Please revise, where appropriate, to indicate the impact of this lapse in effectiveness of Yulong Conrete's business license, when it occurred, whether the Yulong Concrete may currently operate, the contemplated timeframe for renewal, and the chance that renewal may not be granted by SAIC.

Underwriting, page 81

Lock-Up Agreements, page 82

5. Please disclose what percentage of your outstanding equity is held by stockholders who are not entering the lock-up agreements described here.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Jay Ingram

for Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
        LKP Global Law, LLP